SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Reeves Telecom Limited Partnership
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

75865P 100
(CUSIP Number)

Copy to:
John S. Grace	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2211	Bloomfield, CT 06002
(860) 242-0004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75865P 100

(1)	Names of Reporting Persons

John S. Grace

(2)	Check the Appropriate Box if a Member of a Group (see instructions):

(a)	☐
(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (see instructions):

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization:

New Zealand

Number of Shares	(7)	Sole Voting Power: 182,434
Beneficially Owned	(8)	Shared Voting Power: 0
By Each Reporting	(9)	Sole Dispositive Power: 182,434
Person With	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,434

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☒

(13)	Percent of Class Represented by Amount in Row (11): 10.1%

(14)	Type of Reporting Person (see instructions): IN

Item 1.	Security and Issuer.

This Statement relates to the Limited Partnership Units (the "Units") of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the "Issuer"), whose principal executive offices are located at c/o Grace Property Management, Inc., 55 Brookville Road, Glen Head, NY 11545.

Item 2.	Identity and Background.

(a)-(c)     This Statement is being filed by John S. Grace (the “Filing Person”).  This Schedule 13D as originally filed on October 17, 2006 was jointly filed by the Filing Person and Reeves Telecom Acquisition Corporation.  The Units of the Issuer owned by Reeves Telecom Acquisition Corporation were, subsequent to the filing of the Schedule 13D, transferred to the Filing Person, the sole shareholder of Reeves Telecom Acquisition Corporation.  The business address of the Filing Person is 55 Brookville Road, Glen Head, NY 11545.  The Filing Person is a private investor.

(d)           During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Filing Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Filing Person is a citizen of New Zealand.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.   See Item 5.

Item 4.	Purpose of Transaction.

The Units of the Issuer are held by the Filing Person for investment purposes.

The Filing Person has no present plans or proposals which relate to or would result in any of the following:  (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the business or corporate structure of the Issuer; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Filing Person may in the future adopt plans or proposals which relate to or would result in any of the above actions and, if he does so, he will promptly file any necessary amendment to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     The Filing Person is the sole beneficial owner of 182,434 Units of the Issuer, having sole power to dispose or direct the disposition of, and sole power to vote or direct the vote of, such Units.

This Schedule 13D as originally filed on October 17, 2006 reported the ownership of 161,069 Units of the Issuer, including an aggregate of 138,909 Units acquired in the initial offering period of a tender offer which expired on September 26, 2006 and on October 4, 2006 in a subsequent offering period of the tender offer. Additional Units were acquired during the remainder of the subsequent offering period of the tender offer ending on October 24, 2006, increasing the total number of Units acquired in the tender offer, including the subsequent offering period, at a price of' $2.25 per Unit to 150,274, an increase of less than 1% of the Units outstanding from that reported in the Schedule 13D as originally filed on October 17, 2006.

This Schedule 13D as originally filed did not include 10,000 Units beneficially owned by the Filing Person.  During February, 2011, an examination of the records of the Issuer was conducted.  During that examination, it was determined that the Filing Person was the beneficial owner of an additional 10,000 Units since approximately 1981 that were inadvertently not reported on the Schedule 13D as originally filed.  The purpose of this Amendment No. 1 is to report the beneficial ownership of the Filing Person including these 10,000 additional Units determined to be owned by him.  This Amendment No. 1 does not report any transaction relating to the acquisition of additional Units, except as reported above with respect to the subsequent offering period of the tender offer.

Not included in this Schedule 13D as beneficially owned by the Filing Person are 25,100 Units of the Issuer owned by Grace Property Management, Inc., the general partner of the Issuer.  All shares of Grace Property Management, Inc. are held in trust for the benefit of the Filing Person.  The Filing Person does not have or share voting power or investment power, or have the right or ability to acquire such power within 60 days, over the shares of Grace Property Management, Inc. and has no power under the trust to direct the voting or investment of the assets of Grace Property Management, Inc. and therefore does not have or share voting power or investment power, or have the right or ability to acquire such power within 60 days, over such 25,100 Units of the Issuer.  In addition, the Filing Person is neither an officer nor a director of Grace Property Management, Inc.

(c)           During the past sixty days, no transactions were effected by the Filing Person.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2011	/S/ JOHN S. GRACE